                         Writer’s Direct Dial: +852 2532 3730

                                  E-Mail: mtang@cgsh.com

November 1, 2012

via edgar

Mr. Tom Jones Mr. Daniel Morris, Special Counsel Amanda Ravitz, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Winner Medical Group Inc. Amendment No. 2 to Schedule 13E-3 Filed October 5, 2012 File No. 5-81108 Revised Preliminary Proxy Statement on Schedule 14A Filed October 5, 2012 File No. 1-34484

Dear Mr. Jones, Mr. Morris and Ms. Ravitz:

On behalf of Winner Medical Group Inc., a company incorporated under the laws of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 18, 2012 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 5-81108 (the “Schedule 13E-3”), filed on October 5, 2012 and the Revised Preliminary Proxy Statement on Schedule 14A, File No. 1-34484 (the “Proxy Statement”), filed on October 5, 2012, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Mr. Jianquan Li, Ms. Ping Tse, Winner Holding Limited, Winner Acquisition, Inc., Glory Ray Holdings Limited or William Blair & Company, L.L.C. (“William Blair”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Securities and Exchange Commission,p.2

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 3 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). In addition, a marked copy of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

*     *     *

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 20

1.	We note your response to prior comment 2 and the key issues list referenced in the first paragraph on page 24. While certain of the company’s positions on key issues as of June 30, 2012, such as consideration, the go-shop right and the “majority of minority” vote condition, are clear from your disclosure, the company’s position as of that date on the amount of the termination fee and the reverse termination fee is not clear. It is also unclear whether the summary provided to Skadden Arps on June 30, 2012 identified other key issues. Please revise the first paragraph on page 24 to clarify.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 23 and 24 of the Revised Proxy Statement.

The Special Committee, page 27

2.	We note your response to prior comment 5. Your discussion of the go-shop period suggests that the company believed that Mr. Li and Ms. Tse may have been willing to consider a third party offer despite their stated position that they were not willing to do so. Please disclose the basis for your belief.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 26, 28 and 44 of the Revised Proxy Statement.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Jianquan Li, Ms. Ping Tse, Winner Holding Limited, Winner Acquisition, Inc. and Glory Ray Holdings Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2532 3730.

Very truly yours,

Megan Tang Esq.

cc:	Simon Luk, Esq. Winston & Strawn LLP

42nd Floor, Bank of China Tower

1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Securities and Exchange Commission,p.3

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of October 18, 2012 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 5-81108 (the “Schedule 13E-3”), filed on October 5, 2012 and the Revised Preliminary Proxy Statement on Schedule 14A, File No. 1-34484 (the “Proxy Statement”), filed on October 5, 2012, by Winner Medical Group Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 and the Proxy Statement as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Winner Medical Group Inc.

By:	/s/ Wenzhao Liang
Name:	Wenzhao Liang
Title:	Director

Jianquan Li

By:	/s/ Jianquan Li

Ping Tse

By:	/s/ Ping Tse

Winner Holding Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Securities and Exchange Commission,p.4

Winner Acquisition, Inc.

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Glory Ray Holdings Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title: